UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42543

ROBIN ENERGY LTD.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Reverse Stock Split

On July 8, 2026, Robin Energy Ltd. (the “Company”) filed an amendment to its Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands, to effectuate its previously announced reverse stock split of the Company’s issued and outstanding shares of common stock, par value of $0.001 per share. A copy of the amendment is attached hereto as Exhibit 4.1.

Effective as of 11:59 p.m. Eastern time on July 8, 2026, the Company effected a one-for-fifteen (1-for-15) reverse stock split of its shares of common stock, and the Company’s common stock began trading on a split-adjusted basis on The Nasdaq Capital Market (“Nasdaq”) as of the opening of trading on July 9, 2026. The reverse stock split reduced the number of outstanding shares of the Company’s common stock from approximately 8.7 million to approximately 0.6 million and affected all outstanding shares of common stock. No fractional shares were issued in connection with the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu of such fractional share at a price equal to that fraction of a share to which the stockholder would otherwise be entitled, multiplied by the closing price of the Company’s shares of common stock on Nasdaq on July 8, 2026 (as adjusted for the reverse stock split). The reverse stock split ratio approved by the board of directors is within the range of ratios for a reverse stock split authorized by the stockholders of the Company.

The par value per share, the voting rights of the shares of common stock, any shareholder’s ownership percentage (subject to the effects of rounding) or any other terms of the Company’s shares of common stock were not affected by the reverse stock split. The Company’s post-reverse split common shares have a new CUSIP number, Y73118120, and continue to trade on the Nasdaq Capital Market under the symbol “RBNE”.

A copy of the new form of share certificate for the Company’s post-reverse stock split shares of common stock is attached hereto as Exhibit 4.2.

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Reg. No. 333-288459 and Reg. No. 333-286726).

EXHIBIT INDEX

4.1	Articles of Amendment to Amended and Restated Articles of Incorporation.

4.2	Form of Common Share Certificate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2026

ROBIN ENERGY LTD.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Chairman and Chief Executive Officer